                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                        Under the Exchange Act of 1934
                               (Amendment No. 6)


                                  IMTEC, INC.
                               (Name of Issuer)


                    Common Stock, Par Value $.01 per Share
                          (Title Class of Securities)


                                  452909-10-4
                                (CUSIP Number)


                               Douglas T. Granat
                              155 Pfingsten Road
                                   Suite 360
                              Deerfield, IL 60015
                                (847) 405-9700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 9, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 452909104
Page 2 of 7 Pages
                                 SCHEDULE 13D


1.   Name of Reporting Person           Trigran Investments L.P. ("Trigran")
                                        IRS No. 36-3778244

2.   Check appropriate box if a member of a group       (a) [_]
                                                        (b) [_]

3.   SEC Use Only

4.   Source of Funds

5.   Check Box if Disclosure of Legal Proceedings
     Required Pursuant to Items 2(d) or 2(e)         [_] N/A

6.   Citizenship of Place of Organization  Illinois

7.   Sole Voting Power               See Item 4

8.   Shared Voting Power             See Item 4

9.   Sole Dispositive Power          See Item 4

10.  Shared Dispositive Power        See Item 4

11.  Aggregate Amount Beneficially Owned by
     Each Reporting Person           273,120

12.  Check Box if the Aggregate Amount in
     Row (11) Excludes Certain Shares   [_]

13.  Percent of Class Represented by Amount
     in Row (11)                     17.12%

14.  Type of Reporting Person        PN
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CUSIP No. 452909104
Page 3 of 7 Pages

Item 1.   Security and Issuer

Common Stock, par value $.01 per share

IMTEC, Inc. ("Imtec")
One Imtec Lane
Bellows Falls, VT 05101

Except as expressly stated below, there have been no material changes in the facts and statements set forth in Schedule 13D, filed October 26, 1995, as amended by Amendment No. 1, filed February 2, 1996, Amendment No. 2, filed March 15, 1996, by Amendment No. 3, filed July 9, 1996, Amendment No. 4, filed August 15, 1996, and Amendment No. 5, filed January 29, 1998, with respect to the Common Stock, par value $.01 per share, of Imtec. (Where no material change has occurred with respect to Items 2-8, inclusive, or a part thereof, of the
Schedule 13D, such particular item or respective part thereof is omitted from this Amendment No. 6).

Schedule 13D, as amended by Amendments Nos. 1 through 5, together with this Amendment No. 6, is sometimes referred to herein as Schedule 13D, as amended.

Item 4.   Purpose of Transaction

On December 9, 1999, Brady Corporation, a Wisconsin corporation ("Brady"), entered into a shareholder option agreement (the "Shareholder Option Agreement") with certain shareholders of Imtec, including Trigran, all of the directors of Imtec and all but one holder of greater than five percent (5%) of the shares of Common Stock (the "Shareholders"), who, in the aggregate, own 875,326 shares of Common Stock, including certain options to purchase shares of Common Stock (the "Shares"). Upon information and believe, on December 9, 1999, Brady entered into a shareholder option agreement, substantially identical to the Shareholder Option Agreement, with the remaining holder (the "Other Shareholder") with respect to 109,377 shares of Common Stock. Pursuant to the Shareholder Option Agreement, each Shareholder has granted Brady an irrevocable option (individually an "Option" and together the "Options") to purchase such Shareholder's Shares at an exercise price of $12.00 per Share (subject to adjustment in certain circumstances) exercisable upon the occurrence of certain events specified in the Shareholder Option Agreement.

The Shareholder Option Agreement was entered into for the purpose of inducing Brady to enter into negotiations for the acquisition of Imtec on terms and subject to the conditions to be set forth in a definitive Agreement and Plan of Merger to be negotiated and entered into between Brady and Imtec (the "Merger Agreement") which would provide, among
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CUSIP No. 452909104
Page 4 of 7 Pages

other things, for the merger of a subsidiary of Brady or an affiliate of Brady with and into Imtec (the "Merger"). Pursuant to the Shareholder Option Agreement, each Shareholder has granted Brady an irrevocable Option to purchase the Shares (including any subsequently acquired shares of Common Stock), which in the aggregate, together with the shares of Common Stock owned by the Other Shareholder, constitutes approximately 58.0% of the shares of Common Stock computed in accordance with Rule 13d-3(d)(1(i) under the Act at $12.00 per Share. The Options are exercisable at any time, in whole or in part, after (i) February 7, 2000 if the Merger Agreement has not been signed; (ii) the occurrence of any event as a result of which Brady is entitled to receive a termination fee under the Merger Agreement; or (iii) such time as a Shareholder shall have breached the Merger Agreement. Each Option that becomes exercisable shall remain exercisable until the later of (i) the date that is 120 days after the date of such Option becomes exercisable or (ii) the date that is 60 days after the date that all waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act applicable to the Merger and/or purchase of the Shares shall have expired or been terminated; provided that if at the expiration of such
                                 --------
period there shall be in effect any injunction or other order issued by any federal, state, local or foreign governmental unit or agency prohibiting the exercise of such Option, the exercise period shall be extended until 60 days after the date that no such injunction or order is in effect.

Each Shareholder has agreed that at any meeting of shareholders of Imtec or in connection with any written consent of the shareholders of Imtec, such Shareholder will vote (or cause to be voted) all Shares (including any subsequently acquired shares of Common Stock), (i) in favor of the Merger Agreement, the Merger and any other actions contemplated by the Merger Agreement and the Shareholder Option Agreement and (ii) against any proposal relating to an acquisition proposal by any person or entity other than Brady (an "Acquisition Proposal") and against any action or agreement that would impede, frustrate, prevent or nullify the Shareholder Option Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Imtec under the Merger Agreement or which would result in any of the conditions set forth in the Merger Agreement not being fulfilled. Each Shareholder irrevocably granted to and appointed Brady as such Shareholder's proxy and attorney-in-fact to vote the Shares owned by such Shareholder, or grant a consent of approval in respect of such Shares (including any subsequently acquired shares of Common Stock), in the manner specified above.

Each Shareholder has agreed that, except as provided by the Merger Agreement and the Shareholder Option Agreement, such Shareholder will not (i) offer to transfer, transfer or consent to any transfer, (ii) enter into any contract, option or other agreement or understanding
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CUSIP No. 452909104
Page 5 of 7 Pages

with respect to any transfer, (iii) grant any proxy, power-of-attorney or other authorization or consent or (iv) deposit into a voting trust or enter into a voting agreement or arrangement, each with respect to all of the Shares (including any subsequently acquired shares of Common Stock) beneficially owned by such Shareholder.

Each Shareholder has agreed that such Shareholder shall not encourage, solicit, initiate or participate in any way in any discussion or negotiation with, or provide information or otherwise take any action to assist or facilitate, any person concerning any Acquisition Proposal. Each Shareholder has agreed to cease any such existing activities and to immediately communicate to Brady the terms of any Acquisition Proposal.

Each Shareholder has waived any rights of appraisal or rights to dissent from the Merger.

The Shareholder Option Agreement with respect to each Shareholder shall terminate upon the earliest of (i) the effective time of the Merger Agreement,
(ii) December 9, 2000 or (iii) the termination of the Merger Agreement, unless, in the case of clause (iii), Brady is or may be entitled to receive a termination fee under the Merger Agreement following such termination or prior to such termination such Shareholder has breached certain specified agreements contained in the Shareholder Option Agreement.

The description of the Shareholder Option Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Shareholder Option Agreement, a copy of which is attached hereto as Exhibit 1, and incorporated herein by reference.

Except pursuant to the terms of the Shareholder Option Agreement and as set forth herein, Trigran has no plans or proposals which would result in the acquisition or disposition of shares of Common Stock or any other action enumerated in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

(a) and (b). Pursuant to the Shareholder Option Agreement, Brady has the right (as described above) to acquire 875,326 shares (subject to adjustment for changes in capitalization) of Common Stock. Should Brady fully exercise its Options and purchase the Shares, the Shares will be acquired by Brady with sole voting and dispositive power.

(c). Except for the execution and delivery of the Shareholder Option Agreement, there have been no transactions by Trigran or, to the best of its knowledge, any of its affiliates with respect to shares of the Common Stock during the 60 days preceding the date of this Schedule
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CUSIP No. 452909104
Page 6 of 7 Pages

13D.

(d). Each Shareholder has the power to receive and the power to direct the receipt of dividends from their Shares until such time as Brady shall exercise its Option for such Shareholder's Shares. Each Shareholder has the right to receive and the power to direct the receipt of the proceeds payable by Brady upon Brady's exercise of its Option for such Shareholder's Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Shareholder Option Agreement (described in Item 4 above), which is attached to this Schedule 13D, as amended, as Exhibit 1, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Trigran and any other person with respect to any securities of Imtec.

Item 7.   Material to be Filed as Exhibits

Exhibit 1    Shareholder Option Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

December 27, 1999

TRIGRAN INVESTMENTS L.P., an Illinois limited partnership

By: Trigran Investments, Inc., general partner

By:  /s/ Lawrence A. Oberman
     Lawrence A. Oberman
     Vice President
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CUSIP No. 452909104
Page 7 of 7

                           TRIGRAN INVESTMENTS L.P.

                                 SCHEDULE 13D

                                 EXHIBIT INDEX


Exhibit No.                           Exhibit Name

1 Shareholder Option Agreement dated as of December 9, 1999, among Brady Corporation and the persons listed on Schedule I thereto